

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3010

May 14, 2010

William J. Carden
Chief Executive Officer
American Specturm Realty, Inc.
2401 Fountain View
Suite 510
Houston, Texas 77057

> **Re:** **Form 10-K for Fiscal Year Ended December 31, 2009**
> **File No. 001-16785**

Dear Mr. Carden:

We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Financial Statements and Notes

Note 15 – Subsequent Events, page 46

1.   Explain to us whether the transaction constituted the acquisition of an asset or a business. Refer to paragraphs 4-8 of ASC 805-10-55 and Rule 11-01(d) of Regulation S-X. To the extent that you did acquire a business, explain to us why you have not disclosed separate financial statements of the business acquired and provided pro forma financial statements pursuant to Items 2.01 and 9.01 of Form 8-K and Rule 8-04 of Regulation S-X.

2.   Furthermore, please tell us how you plan to account for this acquisition pursuant to FASB ASC 805.

Exhibits 31.1 and 31.2

3.   We note that your 302 certifications omit the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting, after the end of the transition period that allowed for these omissions. Please file an amendment to the Form 10-K for the year ended December 31, 2009 that includes the entire periodic report and new, corrected certifications. To the extent you don't have any other revisions that would require an amendment, you may file an abbreviated amendment that consists of a cover page, explanatory note, signature page and paragraphs 1, 2, 4, and 5 of the certification.

Exhibits

4.   Note 15 to your financial statements indicates that in January 2010, you acquired the property management and asset management contracts held by Evergreen Realty Group, LLC and affiliates and Evergreen's interest in real estate assets. Please tell us why you did not file the purchase agreement associated as an exhibit to your Form 10-K. See Item 601(b)(10) of Regulation S-K.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your responses on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

*   the company is responsible for the adequacy and accuracy of the disclosures in the filings;

*   staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Adam Turk, Attorney at (202) 551-3657, Karen Garnett, Assistant Director at (202) 551-3785, Yolanda Crittendon, Staff Accountant at (202) 551-3472 or me at (202) 551-3413 with any other questions.

Sincerely,

Cicely LaMothe
Branch Chief